Exhibit 99.2

        Consolidated Financial Statements of

        NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

        Years ended February 29, 2016 and February 28, 2015

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of Neptune Technologies & Bioressources Inc.
We have audited the accompanying consolidated financial statements of Neptune Technologies & Bioressources Inc., which comprise the consolidated statements of financial position as at February 29, 2016 and February 28, 2015, the consolidated statements of earnings and comprehensive loss, changes in equity and cash flows for the years then ended and notes, comprising a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Neptune Technologies & Bioressources Inc. as at February 29, 2016 and February 28, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

May 25, 2016
Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A119178

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Financial Statements

Years ended February 29, 2016 and February 28, 2015

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Financial Position

February 29, 2016 and February 28, 2015

	February 29,	February 28,
	2016	2015
Assets

Current assets:
Cash	$5,472,927	$4,253,073
Short-term investments (note 24 (e))	7,527,115	23,372,677
Trade and other receivables (note 5)	10,079,073	6,172,018
Tax credits receivable (note 6)	785,266	2,571,063
Prepaid expenses	1,091,374	539,589
Inventories (note 7)	18,119,480	13,383,148
	43,075,235	50,291,568

Restricted short-term investments (note 24 (e))	3,000,449	-
Property, plant and equipment (note 8)	45,547,665	46,871,217
Intangible assets (note 9)	6,825,156	1,573,878
Goodwill (notes 4 and 9)	6,816,139	-
Other investment (note 10)	174,479	318,750
Tax credits recoverable (note 6)	152,464	-
Deferred tax assets (note 21)	453,980	-
Total assets	$106,045,567	$99,055,413

Liabilities and Equity

Current liabilities:
Trade and other payables (note 11)	$9,817,787	$7,615,346
Loans and borrowings (note 12)	7,527,359	540,039
Advance payments and deferred revenues (note 13)	741,079	1,303,808
Income taxes payable	301,287	-
	18,387,512	9,459,193

Deferred lease inducements	390,759	450,114
Loans and borrowings (note 12)	20,154,023	14,006,847
Derivative hedging financial instrument (note 24)	37,049	-
Derivative warrant liability (note 27)	151,343	2,281,508
Total liabilities	39,120,686	26,197,662

Equity:
Share capital (note 14 (a))	127,201,343	123,685,960
Warrants (note 14 (e))	648,820	648,820
Contributed surplus	29,871,114	27,534,682
Accumulated other comprehensive loss	(352,396)	(131,250)
Deficit	(103,923,751)	(96,453,762)
Total equity attributable to equity holders of the Corporation	53,445,130	55,284,450

Non-controlling interest (note 15)	7,931,269	11,166,032
Subsidiary warrants and options (note 15)	5,548,482	6,407,269
Total equity attributable to non-controlling interest	13,479,751	17,573,301
Total equity	66,924,881	72,857,751

Commitments and contingencies (note 26)
Subsequent event (note 31)
Total liabilities and equity	$106,045,567	$99,055,413

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Pierre Fitzgibbon
Pierre Fitzgibbon
Chairman of the Board
/s/ François R. Roy
François R. Roy
Director

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Earnings and Comprehensive Loss

Years ended February 29, 2016 and February 28, 2015

	February 29, 2016	February 28, 2015

Revenue from sales	$21,085,058	$14,279,701
Royalty revenues	1,547,384	790,211
Total revenues	22,632,442	15,069,912

Cost of sales (note 7)	(18,064,827)	(23,087,754)
Gross margin	4,567,615	(8,017,842)

Other income - from royalty settlement	–	1,633,950
Other income - insurance recoveries (note 16)	1,224,259	–
Research and development expenses, net of tax credits of $383,293 (2015 - $394,909) (note 17)	(6,579,894)	(9,585,643)
Selling, general and administrative expenses (note 17)	(14,007,511)	(23,627,439)
Loss from operating activities	(14,795,531)	(39,596,974)

Finance income (note 19)	1,425,423	2,351,176
Finance costs (note 19)	(1,445,965)	(871,296)
Change in fair value of derivative warrants assets and liabilities (note 27)	2,057,991	8,539,905
	2,037,449	10,019,785
Loss before income taxes	(12,758,082)	(29,577,189)

Income taxes
Current (note 21)	(117,631)	(245,093)
Deferred (note 21)	2,045,995	–
	1,928,364	(245,093)
Net loss	(10,829,718)	(29,822,282)

Other comprehensive loss (that may be reclassified subsequently to net loss)
Unrealized loss on available-for-sale investment (notes 10 and 27)	(184,097)	(131,250)
Net change in unrealized losses on derivatives designated as cash flow hedges (note 24)	(37,049)	–
Total other comprehensive loss	(221,146)	(131,250)

Total comprehensive loss	$(11,050,864)	$(29,953,532)

Net loss attributable to:
Equity holders of the Corporation	$(7,469,989)	$(27,960,545)
Non-controlling interest	(3,359,729)	(1,861,737)
Net loss	$(10,829,718)	$(29,822,282)

Total comprehensive loss attributable to:
Equity holders of the Corporation	$(7,691,135)	$(28,091,795)
Non-controlling interest	(3,359,729)	(1,861,737)
Total comprehensive loss	$(11,050,864)	$(29,953,532)

Basic and diluted loss per share (note 22)	$(0.10)	$(0.38)

Basic and diluted weighted average number of common shares	75,735,555	74,550,120

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Changes in Equity

Years ended February 29, 2016 and February 28, 2015

	Attributable to equity holders of the Corporation							Attributable to non-controlling interest
	Share capital		Warrants	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total	Subsidiary warrants and options	Non-controlling interest	Total	Total equity
	Number	Dollars
Balance at February 28, 2015	75,351,123	$123,685,960	$648,820	$27,534,682	$(131,250)	$(96,453,762)	$55,284,450	$6,407,269	$11,166,032	$17,573,301	$72,857,751

Net loss for the period	–	–	–	–	–	(7,469,989)	(7,469,989)	–	(3,359,729)	(3,359,729)	(10,829,718)
Other comprehensive loss for the period	–	–	–	–	(221,146)	–	(221,146)	–	–	–	(221,146)
Total comprehensive loss for the period	–	–	–	–	(221,146)	(7,469,989)	(7,691,135)	–	(3,359,729)	(3,359,729)	(11,050,864)

Transactions with equity holders, recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 20)	–	–	–	1,245,828	–	–	1,245,828	394,021	–	394,021	1,639,849
Exercise of warrants (note 14 (e))	33	535	–	–	–	–	535	–	–	–	535
RSUs released (note 20 (b))	19,375	64,325	–	(64,325)	–	–	–	–	–	–	–
Business acquisition (note 14 (b))	2,575,017	3,450,523	–	–	–	–	3,450,523	–	–	–	3,450,523
Total contributions by and distribution to equity holders	2,594,425	3,515,383		1,181,503	–	–	4,696,886	394,021	–	394,021	5,090,907

Change in ownership interests in subsidiaries that do not result in a loss of control
Exercise of Acasti call-options, warrants and options by third parties (note 15 (a))	–	–	–	(6,337)	–	–	(6,337)	–	34,212	34,212	27,875
Expiry of Acasti call-options, warrants and options	–	–	–	648,892	–	–	648,892	(648,892)	–	(648,892)	–
Acasti RSUs released (note 15 (a) (iii))	–	–	–	476,400	–	–	476,400	(501,416)	25,016	(476,400)	–
Issuance of shares by Acasti (note 15 (a)(iv))	–	–	–	35,974	–	–	35,974	(102,500)	65,738	(36,762)	(788)
Total changes in ownership interest in subsidiaries	–	–	–	1,154,929	–	–	1,154,929	(1,252,808)	124,966	(1,127,842)	27,087

Total transactions with equity holders	2,594,425	3,515,383	–	2,336,432	–	–	5,851,815	(858,787)	124,966	(733,821)	5,117,994

Balance at February 29, 2016	77,945,548	$127,201,343	$648,820	$29,871,114	$(352,396)	$(103,923,751)	$53,445,130	$5,548,482	$7,931,269	$13,479,751	$66,924,881

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Changes in Equity, Continued

Years ended February 29, 2016 and February 28, 2015

	Attributable to equity holders of the Corporation							Attributable to non-controlling interest
	Share capital		Warrants	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total	Subsidiary warrants and options	Non-controlling interest	Total	Total equity
	Number	Dollars
Balance at February 28, 2014	61,878,725	$88,745,590	$464,800	$23,386,025	$–	$(62,097,779)	$50,498,636	$7,573,668	$6,980,958	$14,554,626	$65,053,262

Net loss for the period	–	–	–	–	–	(27,960,545)	(27,960,545)	–	(1,861,737)	(1,861,737)	(29,822,282)
Other comprehensive loss for the period	–	–	–	–	(131,250)	–	(131,250)	–	–	–	(131,250)
Total comprehensive loss for the period	–	–	–	–	(131,250)	(27,960,545)	(28,091,795)	–	(1,861,737)	(1,861,737)	(29,953,532)

Transactions with equity holders, recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 20)	–	–	–	2,398,952	–	–	2,398,952	2,553,149	–	2,553,149	4,952,101
Share-based payment transactions with a consultant (note 20 (d))	100,723	335,722	–	(335,722)	–	–	–	–	–	–	–
Share options exercised (note 20 (a))	325,000	1,153,360	–	(340,860)	–	–	812,500	–	–	–	812,500
RSUs released (note 20 (b))	522,958	1,736,221	–	(1,736,221)	–	–	–	–	–	–	–
Public offering (note 14 (c))	11,500,000	29,204,515	–	–	–	–	29,204,515	–	–	–	29,204,515
Private placement (note 14 (d))	907,000	2,252,581	–	–	–	–	2,252,581	–	–	–	2,252,581
IQ financing	–	–	184,020	–	–	–	184,020	–	–	–	184,020
Total contributions by and distribution to equity holders	13,355,681	34,682,399	184,020	(13,851)	–	–	34,852,568	2,553,149	–	2,553,149	37,405,717

Change in ownership interests in subsidiaries that do not result in a loss of control
Exercise of Acasti warrants and options by third parties (note 15 (a) (vi))	–	–	–	(7,559)	–	–	(7,559)	–	57,559	57,559	50,000
Exercise of Acasti call-options by third parties (note 15 (a) (vii))	–	–	–	(86,641)	–	–	(86,641)	–	395,704	395,704	309,063
Acasti RSUs released (note 15 (a) (viii))	–	–	–	1,043,714	–	–	1,043,714	(1,103,497)	59,783	(1,043,714)	–
Expiry and cancellation of Acasti warrants and options	–	–	–	2,352,186	–	–	2,352,186	(2,352,186)	–	(2,352,186)	–
Exercise of NeuroBioPharm warrants and options by third parties (note 15 (b) (i))	–	–	–	18,074	–	–	18,074	–	(11,922)	(11,922)	6,152
NeuroBioPharm SBAs released (note 15 (b) (ii))	–	–	–	616,219	–	–	616,219	(37,350)	(578,869)	(616,219)	–
Cancellation of Neuro warrants and options	–	–	–	27,086	–	–	27,086	(27,086)	–	(27,086)	–
Plan of arrangement of NeuroBioPharm (notes 15 (b))	116,717	257,971	–	199,429	–	(6,395,438)	(5,938,038)	(199,429)	6,124,556	5,925,127	(12,911)
Total changes in ownership interest in subsidiaries	116,717	257,971	–	4,162,508	–	(6,395,438)	(1,974,959)	(3,719,548)	6,046,811	2,327,263	352,304

Total transactions with equity holders	13,472,398	34,940,370	184,020	4,148,657	–	(6,395,438)	32,877,609	(1,166,399)	6,046,811	4,880,412	37,758,021

Balance at February 28, 2015	75,351,123	$123,685,960	$648,820	$27,534,682	$(131,250)	$(96,453,762)	$55,284,450	$6,407,269	$11,166,032	$17,573,301	$72,857,751

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Cash Flows

Years ended February 29, 2016 and February 28, 2015

	February 29,	February 28,
	2016	2015

Cash flows used in operating activities:
Net loss for the period	$(10,829,718)	$(29,822,282)
Adjustments:
Depreciation of property, plant and equipment	2,353,190	1,619,335
Amortization of intangible assets	226,375	99,355
Amortization of deferred lease inducements	(59,355)	(59,356)
Impairment loss related to intangible assets	484,105	269,569
Loss related to disposal of property, plant and equipment	–	103,798
Stock-based compensation	1,639,849	4,952,101
Recognition of deferred revenues	(839,820)	(15,971)
Net finance income	(2,037,449)	(10,019,785)
Realized foreign exchange gain (loss)	66,687	(279,757)
Income taxes	(1,928,364)	245,093
Tax credits recoverable	(152,464)	–
	(11,076,964)	(32,907,900)
Changes in non-cash operating items (note 23)	(135,011)	10,463,612
Income taxes paid	(183,534)	(245,093)
	(11,395,509)	(22,689,381)
Cash flows from (used in) investing activities:
Acquisition of business (note 4)	(6,879,943)	–
Acquisition of an investment in a public company	(112,000)	–
Maturity of short-term investments	29,297,300	47,214,888
Acquisition of short-term investments	(15,520,099)	(45,320,519)
Interest received	223,795	68,280
Acquisition of property, plant and equipment	(1,199,721)	(17,926,665)
Acquisition of intangible assets	(99,818)	(115,897)
	5,709,514	(16,079,913)
Cash flows from financing activities:
Repayment of loans and borrowings	(632,886)	(18,048)
Increase in long-term debt, net of finance costs	8,342,211	–
Interest paid	(1,037,044)	(806,531)
Proceeds from exercise of call-options, warrants and options	535	812,500
Proceeds from financing (note 12)	–	4,429,351
Proceeds from exercise of subsidiary call-options, warrants and options	27,875	365,215
Net proceeds from public offering (note 14)	–	29,204,515
Net proceeds from private placement (note 14)	–	2,252,581
Issuance costs (note 15)	–	(8,144)
Subsidiary share issue costs (note 15 (a) (iv))	(788)	–
	6,699,903	36,231,439
Foreign exchange gain on cash held in foreign currencies	205,946	268,562
Net increase (decrease) in cash	1,219,854	(2,269,293)
Cash, beginning of year	4,253,073	6,522,366
Cash, end of year	$5,472,927	$4,253,073

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2016 and February 28, 2015

1. Reporting entity:
Neptune Technologies & Bioressources Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its main subsidiaries, Acasti Pharma Inc. ("Acasti") and Biodroga Inc. ("Biodroga"). The Corporation focus on the research, development and commercialization of products derived from marine biomasses for the nutraceutical and pharmaceutical industries.
Neptune is a nutrition company that develops, manufactures, and globally commercializes marine-derived omega-3 polyunsaturated fatty acids (PUFA's) from Antarctic krill. More recently, with the acquisition of Biodroga, the company also provides innovative custom-made nutraceutical finished products from marine oils, and various other functional ingredients often in unique delivery forms.
Neptune is also pursuing opportunities in the prescription drug markets, through its subsidiary Acasti. Acasti focuses on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases.
The Corporation had negative cash flows from operating activities in fiscal 2016 of $11.4 million.
Management believes that its available cash and short-term investments, available financing (see note 31), expected gross margin on sales of product, expected interest income, expected royalty payments and tax credits will be sufficient to finance the Corporation's operations and capital needs during the ensuing twelve-month period. The main assumption underlying this determination is the ability to continue to achieve stronger revenues and also to drive continued efficiencies and heighten operating performance.
Should management's expectations not materialize, further financing may be required to support the Corporation's operations in the near future, including accessing capital markets or incurring additional debt, an assumption management is comfortable with although there is no assurance that the Corporation can indeed access capital markets or arrange debt financing.
In addition, Acasti is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. Acasti will have to finance its research and development activities and clinical studies. To achieve the objectives of its business plan, Acasti plans to establish strategic alliances and raise the necessary capital. It is anticipated that the products developed by Acasti will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of Acasti to ultimately achieve profitable operations in the longer term is dependent on a number of factors outside the management's control.
Refer to note 2 for the basis of preparation of the consolidated financial statements.

2. Basis of preparation:
(a)	Statement of compliance:
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").
The consolidated financial statements were approved by the Board of Directors on May 25, 2016.
(b)	Basis of measurement:
The consolidated financial statements have been prepared on the historical cost basis, except for the following:
•	Share-based compensation transactions which are measured pursuant to IFRS 2, Share-based payment (note 3 (m)(ii));
•	Available for sale financial assets which are measured at fair value (note 27);
•	Derivative hedging financial instrument which is measured at fair value (note 24); and
•	Derivative warrant assets and liabilities which are measured at fair value (note 27).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

2. Basis of preparation (continued):
(c)	Functional and presentation currency:
These consolidated financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries' functional currency.
(d)	Use of estimates and judgments:
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:
•	The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the consolidated financial statements. These consolidated financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business (see note 1);
•	Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of economic benefits that will be required to settle matters subject to litigation (see note 26);
•	Determining that the Corporation has de facto control over its subsidiary Acasti (note 15 (a));
•	Assessing the criteria for recognition of tax assets and investment tax credits (notes 6 and 21).
Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:
•	Measurement of derivative warrant liabilities (note 27) and stock-based compensation (note 20);
•	Valuation of inventories (note 7). The Corporation regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories have been subject to degradation, if costs of production exceed net realizable value or if their selling prices or forecasted product demand declines. If actual market conditions are less favourable than previously predicted, or if liquidation of the inventory no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required;
•	Estimating the recoverable amount of non-financial assets (note 3 (g)(ii));
•	Determining the fair value of the identifiable assets acquired, liabilities assumed and consideration transferred of the acquired business (note 4).
Also, the Corporation uses its best estimate to determine which research and development ("R&D") expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and, therefore, could be different from the amounts recorded.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

3. Significant accounting policies:
The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by the Corporation's subsidiaries.
(a)	Basis of consolidation:
(i)	Business combinations and related goodwill:
Business combinations are accounted for using the acquisition method as at the acquisition date, when control is transferred. The consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any liability and equity interests issued by the Corporation on the date control of the acquired company is obtained. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Corporation measures goodwill as the fair value for the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized immediately in the consolidated statement of earnings and comprehensive loss as a gain from a bargain purchase.
Restructuring, transaction costs other than those associated with the issue of debt or equity securities, and other direct costs of a business combination are not considered part of the business acquisition transaction and are expensed as incurred.
Subsequent recognition of goodwill:
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment at least annually and upon occurrence of an indication of impairment. The impairment testing process is described in the appropriate section of these accounting policies.
Subsidiaries:
Subsidiaries are entities controlled by the Corporation. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Control exists when the Corporation is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
(ii)	Transactions eliminated on consolidation:
Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.
(iii)	Subsidiary warrants and options:
Subsidiary options are comprised of equity-classified warrants, rights and options issued by the subsidiary, as well as options and rights issued by the Corporation over the subsidiary's equity instruments. Because they do not represent outstanding participating non-controlling interests, they are recorded at cost and remain presented as a sub-component of non-controlling interest until such time they are exercised or expire.
(iv)	Acquisitions and dispositions of non-controlling interests while retaining control:
Acquisitions and dispositions of non-controlling interests while retaining control are accounted for as transactions with equity holders in their capacity as equity holders; therefore, no goodwill is recognized as a result of acquisitions and no gain or loss is recognized in connection with dispositions.
Upon acquisition or disposition of non-controlling interests while retaining control, the Corporation adjusts non-controlling interests to reflect the relative change in its interest in the subsidiary's equity, before giving effect of the elimination of the intra-group balances. Any difference between the amount by which non-controlling interest is adjusted and the fair value of consideration paid or received is recognized directly in equity attributable to shareholders of the Corporation. The fair value of consideration paid includes the cost of any subsidiary options and warrants exercised as part of the operation.
Subsidiary options and warrants that expire unexercised are transferred to equity attributable to shareholders of the Corporation.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

3. Significant accounting policies (continued):
(a)	Basis of consolidation (continued):
(v)	Attribution of profit or loss:
Profit or loss of the subsidiaries, except stock-based compensation expense incurred by the Corporation for the benefit of subsidiaries, is attributed to the Corporation's shareholders and to non-controlling interests based on their respective share of participating equity instruments in each subsidiary outstanding during the period. This allocation is made giving effect to subsidiary profit and loss and before the elimination of intra-group balances.
Stock-based compensation expense incurred by the Corporation for the benefit of subsidiaries is attributed fully to the Corporation's shareholders, because the Corporation does not recharge the subsidiaries for the economic cost of providing this compensation on their behalf.
(b)	Financial instruments:
(i)	Non-derivative financial assets:
The Corporation has the following non-derivative financial assets: cash, short-term investments, trade and other receivables, restricted short-term investments and other investment.
The Corporation initially recognizes loans and receivables on the date that they are originated.
The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.
Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position (balance sheets) when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.
Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.
Loans and receivables comprise cash, trade and other receivables, short-term investments with maturities of less than one year and restricted short-term investments.
Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity, unless the investments is held for investment purposes rather than meeting short-term cash commitments. Bank overdrafts that are repayable on demand form an integral part of the Corporation's cash management and are included as a component of cash and cash equivalents for the purpose of the consolidated statements of cash flows.
Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any of the other categories of financial assets. These assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, are recognized in other comprehensive income (loss) and presented in accumulated other comprehensive income (loss) in equity. When an available-for-sale financial asset is derecognized, the gain or loss accumulated other comprehensive income (loss) in equity is reclassified to income or loss. The Corporation's available-for-sale financial assets are comprised only of quoted equity securities.
(ii)	Non-derivative financial liabilities:
The Corporation initially recognizes debt securities issued and subordinated liabilities on the date that they are originated.
The Corporation derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

3. Significant accounting policies (continued):
(b)	Financial instruments (continued):
(ii)	Non-derivative financial liabilities (continued):
The Corporation has the following non-derivative financial liabilities: loans and borrowings and trade and other payables.
Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.
(iii)	Share capital:
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.
(iv)	Compound financial instruments:
Compound financial instruments are instruments that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.
The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.
Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.
Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss.
(v)	Derivative financial instruments and hedge accounting:
Derivative financial instruments:
The Corporation has issued liability-classified derivatives over its own equity. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.
Derivatives and separable embedded derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives and separable embedded derivatives are measured at fair value, and all changes in their fair value are recognized immediately in profit or loss.
Hedge accounting:
Derivatives that qualify as hedging instruments must be designated as either a "cash flow hedge", when the hedged risk is a variability in the future cash flows of the hedged item, or a "fair value hedge", when the hedged risk is a variability in the fair value of the hedged item. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in income.
Cash flow hedges:
For derivative financial instruments designated as cash flow hedges, the effective portion of changes in their fair value is recognized in other comprehensive income in the consolidated statement of comprehensive income and presented in the cash flow hedges reserve in equity. Any ineffectiveness is recognized in income immediately as it arises in the same consolidated statement of earnings and comprehensive loss account as the hedged item when realized.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

3. Significant accounting policies (continued):
(b)	Financial instruments (continued):
(v)	Derivative financial instruments and hedge accounting (continued):
Should a cash flow hedging relationship become ineffective or the hedging relationship be terminated, previously unrealized gains and losses remain within the cash flows hedges reserve until the hedged item is settled and any future changes in value of the derivative are recognized in income prospectively.
When the hedged item is realized, amounts recognized in the cash flow hedge reserve are reclassified to the same consolidated statement of earnings and comprehensive loss account or reclassified to the related non-financial asset in which the hedged item is recorded. If the hedged item ceases to exist before the hedging instrument expires, the unrealized gains or losses within the cash flow hedge reserve are immediately reclassified to income.
Use of derivative financial instruments:
Derivative financial instruments are utilized, from time to time, by the Company in the management of its foreign currency exposures and interest-rate market risks. These derivative financial instruments are used as a method for meeting the risk reduction objectives of the Company by generating offsetting cash flows related to the underlying position in respect of amount and timing of forecasted foreign currency cash flows and interest payments.
The Company uses interest rate swap agreements to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Company has designated its interest rate swaps as cash flow hedges for which it uses hedge accounting.
When it utilizes derivatives in hedge accounting relationships, the Company formally documents and designates all of its eligible hedging relationships. This process involves associating all derivatives to specific assets and liabilities on the consolidated statement of financial position or with forecasted or probable transactions. The Company also formally assesses the effectiveness of hedging relationships at inception and on an on-going basis.
(vi)	Other equity instruments:
Warrants, options and rights over the Corporation's equity issued outside of share-based payment transactions that do not meet the definition of a liability instrument are recognized in equity.
(c)	Inventories:
Inventories are measured at the lower of cost and net realizable value. The cost of raw materials and spare parts is based on the weighted-average cost method. The cost of finished goods and work in progress includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.
Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

3. Significant accounting policies (continued):
(d)	Property, plant and equipment:
(i)	Recognition and measurement:
Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.
Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.
Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.
When parts of an item of property, plant and equipment have significantly different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.
Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in net profit (loss).
(ii)	Subsequent costs:
The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.
(iii)	Depreciation:
Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value.
Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.
The estimated useful lives for the current and comparative periods are as follows:

Asset	Method	Period/Rate

Building and building components	Straight-line	20 to 40 years
Laboratory, R&D and plant equipment	Straight-line	10 to 20 years
Furniture and office equipment	Declining balance	20% to 30%
Computer equipment	Straight-line	2 to 4 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively, if appropriate.
(e)	Intangible assets:
(i)	Research and development:
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

3. Significant accounting policies (continued):
(e)	Intangible assets (continued):
(i)	Research and development (continued):
Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. Other development expenditure is recognized in profit or loss as incurred.
Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.
(ii)	Other intangible assets:
Patent costs
Patents for technologies that are no longer in the research phase are recorded at cost. The patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred. Patent costs are amortized on a straight-line basis over a period of 20 years.
Trademarks
Trademarks have indefinite useful lives considering that they can be renewed at a minimal cost and are not amortized. They are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Any impairment is recognized in profit or loss.
License agreements
License agreements are mainly comprised of a license agreement acquired as part of business acquisitions and are amortized on a straight-line basis over a period of 13 years from the acquisition date.
Customer relationships
Customer relationships were acquired as part of business acquisitions and are amortized on a straight-line basis over a period of 10 years from the acquisition date.
Non-compete agreements
Non-compete agreements were valued as part of business acquisitions and are amortized on a straight-line basis over a period of 3 years from the acquisition date.
(iii)	Subsequent expenditure:
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.
(iv)	Amortization:
Amortization is calculated over the cost of the asset less its residual value.
Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than trademarks from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are described above.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

3. Significant accounting policies (continued):
(f)	Leased assets:
The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset.  The related asset is then recognized at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the minimum lease payments. A corresponding amount is recognized as a finance leasing liability, irrespective of whether some of these lease payments are payable up-front at the date of the inception of the lease. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.
Leases where the lessor retains the risks and rewards of ownership are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance are expensed as incurred.
(g)	Impairment:
(i)	Financial assets (including receivables):
A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.
Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.
The Corporation considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.
In assessing collective impairment, the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management's judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.
Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in accumulated other comprehensive income to profit or loss.  The amount reclassified is the difference between the acquisition cost and the current fair value, less any impairment loss previously recognized in profit or loss.
(ii)	Non-financial assets:
The carrying amounts of the Corporation's non-financial assets, and other than inventories, tax credits receivable and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the ''cash-generating unit'', or ''CGU'').

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

3. Significant accounting policies (continued):
(g)	Impairment (continued):
(ii)	Non-financial assets (continued):
The Corporation's corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.
An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.
Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
Goodwill:
Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which the goodwill relates. The Corporation defines its CGUs based on the way it internally monitors and derives economic benefits from the acquired goodwill. Impairment losses for a CGU is first allocated to reduce goodwill. An impairment loss in respect of goodwill is not reversed in future periods.
(h)	Provisions:
A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.
(i)	Onerous contracts:
A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.
(ii)	Contingent liability:
A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.
(i)	Revenue:
(i)	Sale of goods:
Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns. Revenue is recognized on delivery when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The Corporation considers delivery to have occurred upon shipment, or in some cases, upon reception by the customer. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

3. Significant accounting policies (continued):
(i)	Revenue (continued):
(ii)	Royalty revenues:
Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.
(j)	Government grants:
Government grants, consisting of grants and investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Corporation has met or will meet the requirements of the approved grant program and there is reasonable assurance that the grant will be received.
Grants that compensate the Corporation for expenses incurred are recognized in profit or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.
(k)	Lease payments:
Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.
Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.
Contingent lease payments are accounted for in the period in which they are incurred.
(l)	Foreign currency:
Transactions in foreign currencies are translated to the respective functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on retranslation are recognized in profit or loss.
(m)	Employee benefits:
(i)	Short-term employee benefits:
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.
A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.
(ii)	Share-based payment transactions:
The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus and subsidiary warrants and options, as applicable, over the period that the employees unconditionally become entitled to the awards. The grant date fair value takes into consideration market performance conditions when applicable. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

3. Significant accounting policies (continued):
(m)	Employee benefits (continued):
(ii)	Share-based payment transactions (continued):
Share-based payment arrangements in which the Corporation receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Corporation.
(iii)	Termination benefits:
Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting year, then they are discounted to their present value.
(n)	Finance income and finance costs:
Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.
Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, financing costs, impairment losses recognized on financial assets and bank charges. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.
Foreign currency gains and losses are reported on a net basis.
The Corporation recognizes interest income as a component of investing activities and interest cost as a component of financing activities in the consolidated statements of cash flows.
(o)	Income tax:
Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

3. Significant accounting policies (continued):
(p)	Earnings per share:
The Corporation presents basic and diluted earnings per share ("EPS'') data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise warrants, share options, restricted share units and deferred share units granted to employees.
(q)	Segment reporting:
An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation's other components. All operating segments' operating results are reviewed regularly by the Corporation's CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.
Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Corporation's headquarters), head office expenses, and income tax assets and liabilities.
(r)	New standards and interpretations not yet adopted:
A number of new standards, and amendments to standards and interpretations, are not yet effective for the years ended February 29, 2016 and February 28, 2015, and have not been applied in preparing these consolidated financial statements.
(i)	Financial instruments:
On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (IFRS 9 (2014)). It introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new "expected credit loss" model for calculating impairment. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. The Corporation intends to adopt IFRS 9 (2014) in its consolidated financial statements for the annual period beginning on March 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.
(ii)	Revenue:
On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years beginning on January 1, 2018, and is available for early adoption. The Corporation intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on March 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.
(iii)	Leases:
In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. The standard will require all leases of more than 12 months to be reported on a company's statement of financial position as assets and liabilities. The new standard is effective for fiscal years beginning on January 1, 2019, and is available for early adoption. The Corporation intends to adopt IFRS 16 in its consolidated financial statements for the annual period beginning on March 1, 2019. The extent of the impact of adoption of the standard has not yet been determined.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

4. Business acquisition:
On January 7, 2016, the Corporation completed the acquisition of all of the outstanding shares of privately held Biodroga. Biodroga is a leading solution provider of omega-3 and other functional ingredients to branded marketers in the nutraceutical industry in North America. The purchase price was established at $14,700,523, consisting of $7,500,000 paid in cash at closing, a balance of sale of $3,750,000 bearing interest and payable over a period of three years and $3,450,523 worth of Neptune common shares issued at closing. The balance of payment is subject to post-closing adjustments based on the Net Asset Value at October 31, 2015.
The acquisition has been accounted for using the acquisition method with the results of the operation of Biodroga being included in the consolidated financial statements since the date of acquisition.
The following table summarizes the consideration transferred, the fair value of the identifiable assets acquired and liabilities assumed as the date of acquisition.

Assets
Cash	$620,057
Trade and other receivables	2,834,586
Prepaid expenses	298,332
Inventories	4,879,485
Property, plant and equipment	77,851
License agreement	1,370,000
Non-compete agreements	400,000
Customer relationships	4,100,000
Goodwill	6,816,139
Liabilities	21,396,450
Trade and other payables	3,257,198
Income taxes payable	367,190
Deferred revenues	229,524
Deferred tax liabilities	1,592,015
Loans and borrowings	1,250,000
6,695,927
Net assets acquired	$14,700,523
Consideration: Cash	$7,500,000
Balance of sale payable	3,750,000
Issuance of Neptune shares (note 14 (b))	3,450,523
$14,700,523

The fair value, as well as the gross amount of the trade accounts receivable amount to $2,605,062, of which a negligible amount was expected to be uncollectible at the acquisition date.
From the date of acquisition, Biodroga business has contributed $5,229,341 to the 2016 revenues and $274,463 to the 2016 net profit of the Corporation. Had this business combination been effected as at the beginning of the 2016 fiscal year, management estimates that the Corporation's consolidated revenues would have been approximately $41,000,000 and the 2016 consolidated net loss for the year would have been approximately $9,600,000. The Corporation considers these pro-forma figures to represent an initial approximate measure of the performance of the combined Corporation on an annualized basis and to provide an initial reference point of comparisons in future periods. In determining these amounts, management has assumed the fair value adjustments, determined provisionally, and the borrowing costs on the loan issued to finance this acquisition, would have been the same as if the acquisition would have occurred on March 1st, 2015.
Acquisition-related costs of $252,731 for the year ended February 29, 2016 have been excluded from the consideration transferred and have been recognized as an expense within selling, general and administrative expenses in the consolidated statement of earnings and comprehensive loss and within the nutraceutical segment.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

4. Business acquisition (continued):
Goodwill arising in the above business combinations is attributable to synergies expected to arise after the acquisition by the Corporation. Goodwill has been allocated to the nutraceutical segment, which represents the lowest level at which goodwill is monitored internally. Goodwill is not deductible for tax purposes.
As at February 29, 2016, the assessment of the estimated fair values of the assets acquired and liabilities assumed at the acquisition date of Biodroga are preliminary. The fair value of the consideration paid has been determined on a provisional basis pending completion of the final post-closing adjustments of the consideration paid.

5. Trade and other receivables:

	February 29, 2016	February 28, 2015

Trade receivables	$8,944,164	$4,884,377
Sales taxes receivable	216,080	340,176
Accrued and other receivables	918,829	947,465
	$10,079,073	$6,172,018
The Corporation's exposure to credit and currency risks related to trade and other receivables is presented in note 24.

6. Tax credits receivable:
Tax credits receivable comprise research and development investment tax credits receivable from the provincial government which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded.
Unused federal R&D and investment tax credits may be used to reduce future federal income taxes payable and expire as follows:

2022	$119,000
2023	217,000
2024	75,000
2025	54,000
2026	91,000
2027	145,000
2028	64,000
2029	117,000
2030	236,000
2031	289,000
2032	561,000
2033	566,000
2034	542,000
2035	814,000
2036	436,000
$4,326,000

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

6. Tax credits receivable (continued):
Unused federal tax credits by segment:

Nutraceutical	$2,080,000
Cardiovascular	2,246,000
$4,326,000

As at February 29, 2016, the Corporation determined that there is reasonable assurance of realizing some federal tax credits generated by the nutraceutical business, prior to their scheduled expiry dates, given the recent acquisition of a business that has a history of profitability. The Corporation anticipates that the nutraceutical segment will generate taxable profit during the carryforward period to utilize a portion of the tax credits. Accordingly, the Corporation recognized tax credits recoverable of $152,464 at February 29, 2016. The amounts recorded as recoverable are subject to a government tax audit and the final amount received may differ from those recorded.

7. Inventories:

	February 29,	February 28,
	2016	2015

Raw materials	$9,424,542	$8,678,517
Work in progress	1,379,803	3,420,838
Finished goods	6,688,353	671,727
Supplies and spare parts	626,782	612,066
	$18,119,480	$13,383,148
For the year ended February 29, 2016, the cost of sales of $18,064,827 (2015 - $23,087,754) was comprised of inventory costs of $16,233,923 (2015 - $10,614,919) which consisted of raw materials, consumables and changes in work in progress and finished goods, other costs of $117,094 (2015 - nil), inventory write-down of $945,273 (2015 - $6,106,841), other unallocated production overheads of $2,174,174 (2015 - $6,365,994 of incremental costs related to the plant ramp-up and other unallocated production overheads) and reversal of write-down on inventory of $1,405,637 (2015 - nil). The Corporation recently enhanced its manufacturing process and is now able to utilize some raw material previously written down in the year ended February 28, 2015.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

8. Property, plant and equipment:

		Building	Laboratory,	Furniture
		and building	R&D and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total

Cost:
Balance at February 28, 2014	$228,630	$18,310,432	$18,402,077	$470,927	$218,146	$37,630,212
Additions	–	4,730,360	6,800,577	29,061	322	11,560,320
Disposals	–	–	(100,415)	(26,794)	–	(127,209)
Balance at February 28, 2015	228,630	23,040,792	25,102,239	473,194	218,468	49,063,323

Additions	–	(31,167)	971,542	1,029	10,383	951,787
Additions through acquisition of businesses	–	–	–	24,936	52,915	77,851
Balance at February 29, 2016	228,630	$23,009,625	$26,073,781	$499,159	$281,766	$50,092,961

Accumulated depreciation:
Balance at February 28, 2014	–	265,315	13,675	169,149	148,043	596,182
Depreciation for the year	–	627,592	900,420	61,401	29,922	1,619,335
Disposals	–	–	–	(23,411)	–	(23,411)
Balance at February 28, 2015	–	892,907	914,095	207,139	177,965	2,192,106

Depreciation for the year	–	828,622	1,444,869	51,238	28,461	2,353,190
Balance at February 29, 2016	–	$1,721,529	$2,358,964	$258,377	$206,426	$4,545,296

Net carrying amounts:
February 28, 2015	$228,630	$22,147,885	$24,188,144	$266,055	$40,503	$46,871,217
February 29, 2016	228,630	21,288,096	23,714,817	240,782	75,340	45,547,665
From the balance of property, plant and equipment, an amount of $146,139 (2015 - $311,332) represents assets which are not yet in service as at February 29, 2016. Additions for the year ended February 29, 2016 include interest capitalized of nil (2015 - $295,936) and are net of tax credits of $33,734.
Leased assets
The Corporation leases plant equipment under a finance lease agreement. At February 29, 2016, the net carrying amount of this asset was $115,440 (2015 - $102,982).
Depreciation expense has been recorded in the following accounts in the consolidated statements of earnings and comprehensive loss:

	February 29, 2016	February 28, 2015

Cost of sales	$2,071,281	$1,347,522
Research and development expenses	66,960	9,089
Selling, general and administrative expenses	214,949	262,724
	$2,353,190	$1,619,335

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

9. Intangible assets and goodwill:

	Non-compete	Customer		Development	License
	agreements	relationships	Patents	cost	agreements	Trademarks	Total

Cost:
Balance at
February 28, 2014	$–	$–	$1,404,770	$338,970	$182,334	$133,696	$2,059,770
Additions	–	–	56,052	–	–	8,480	64,532
Balance at
February 28, 2015	–	–	1,460,822	338,970	182,334	142,176	2,124,302
Additions	–	–	83,645	–	–	8,113	91,758
Business combinations	400,000	4,100,000	–	–	1,370,000	–	5,870,000
Balance at February 29, 2016	$400,000	$4,100,000	$1,544,467	$338,970	$1,552,334	$150,289	$8,086,060

Accumulated depreciation:
Balance at
February 28, 2014	$–	$–	$181,500	$–	$–	$–	$181,500
Amortization for the year	–	–	99,355	269,569	–	–	368,924
Balance at
February 28, 2015	–	–	280,855	269,569	–	–	550,424
Amortization and impairment loss for the year	22,000	68,200	533,319	69,401	17,560	–	710,480
Balance at February 29, 2016	$22,000	$68,200	$814,174	$338,970	$17,560	$–	$1,260,904

Net carrying amounts:
February 28, 2015	$–	$–	$1,179,967	$69,401	$182,334	$142,176	$1,573,878
February 29, 2016	378,000	4,031,800	730,293	–	1,534,774	150,289	6,825,156
During the year, the Corporation recorded an asset impairment loss of $484,105 mainly relating to patents. The Corporation determined that the recoverable amount of these costs was nil as it is no longer probable that sufficient future economic benefits will accumulate to the Corporation due to uncertainties related to projected levels of revenues. The impairment loss relates mainly to the cardiovascular segment and was partly recognized in research and development expenses.
Amortization expense and impairment loss have been recorded in the following accounts in the consolidated statements of earnings and comprehensive loss:

	February 29, 2016	February 28, 2015

Research and development expenses	351,945	8,741
Selling, general and administrative expenses	358,535	360,183
	$710,480	$368,924

For the purpose of impairment testing, goodwill is allocated to the nutraceutical segment which represents the lowest level within the Corporation at which the goodwill is monitored for internal management purposes.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

9. Intangible assets and goodwill (continued):
On an annual basis, or more frequently if an impairment indicator is triggered, it is necessary to perform an impairment test of goodwill. Impairment is determined by assessing the recoverable amount of the group of CGUs to which goodwill is allocated and comparing it to the CGUs' carrying amount. The Corporation performed its annual impairment testing of goodwill as at February 29, 2016. The recoverable amount was determined using the fair value less cost to sell of the group of CGUs based on quoted market prices and was determined to be higher than the carrying value, as such goodwill was not impaired.

10. Other investment:
On October 22, 2014, the Corporation received 3,750,000 publicly traded common shares of BlueOcean Nutrascience Inc. ("BlueOcean"), a Canadian company, on the signing of an exclusive world-wide, royalty-bearing, non-transferable License Agreement ("License Agreement"). The License Agreement ends on December 16, 2024 or at an earlier date should the Corporation's patents expire or become invalid prior to that date.
In April 2015, the Corporation acquired 1,120,000 units under a private placement transaction of BlueOcean at a subscription price of $0.10 per unit, for a total of $112,000 in cash. Each unit consists of one common share of BlueOcean and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.15 in the first two years following the closing of the private placement transaction. The fair value of the investment has been recorded by the Corporation as Other investment. The investment in common shares is classified as available for sale assets while the investment in common share purchase warrants is classified as financial assets held for trading. Subsequent changes in the fair value of the investment in common shares are recorded through other comprehensive income or (loss) while subsequent changes in the fair value of the investment in common share purchase warrants are recorded through profit or (loss) (note 27).

11. Trade and other payables:

	February 29, 2016	February 28, 2015

Trade payables	$5,650,043	$4,523,542
Accrued liabilities and other payables	2,544,216	2,179,358
Employee salaries and benefits payable	1,623,528	912,446
	$9,817,787	$7,615,346

The Corporation's exposure to currency and liquidity risks related to trade and other payables is presented in note 24.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

12. Loans and borrowings:
This note provides information about the contractual terms of the Corporation's interest-bearing loans and borrowings, which are measured at amortized cost.

	February 29,	February 28,
	2016	2015

Loans and borrowings:
Secured loan from Investissement Québec ("IQ"), principal balance authorized of $12,500,000, of which $12,500,000 was disbursed as at February 28, 2015, bearing interest at 7% until December 2015 and amended to bear interest at 8% starting January 2016, secured through a first-ranking mortgage on the plant and an additional mortgage on all movable assets, current and future, corporeal and incorporeal, and tangible and intangible, reimbursable in monthly principal payments of $260,415 from January 2016 to December 2019. (a)	$11,568,240	$11,900,230
Refundable contribution obtained from a federal program, principal balance authorized of $3,500,000 of which $3,500,000 was disbursed as at February 28, 2015, without collateral or interest, payable in monthly instalments of $58,333, from April 2016 to February 2021. The cash contribution received of $3,500,000 has been initially recorded at its estimated fair value of $2,064,590, using a discount rate of 9%. The difference between amounts received and estimated fair value are recognized as government grants.	2,789,194	2,569,113
Finance lease liability, interest rate of 6.25%, payable in monthly instalments of $1,959, maturing in November 2018.	58,250	77,543
Finance lease liability, interest rate of 7.13%, payable in monthly instalments of $386, maturing in March 2019.	12,773	–
Balance of sale of 3,750,000 due to previous owners of Biodroga. An amount of S1,125,000 bearing interest at 5% until December 2018, reimbursable in quarterly principal payments of $93,750 from March 2016 to December 2018. An amount of $2,625,000 bearing interest at 7% until December 2018, reimbursable in quarterly principal payments of $328,125 from March 2017 to December 2018.	3,750,000	–
Loan, bearing interest at prime rate plus 3.25%, secured through a first-ranking mortgage on all movable assets of Biodroga current and future, corporeal and incorporeal, and tangible and intangible, reimbursable in monthly principal payments of $89,286 and a final payment of $4,464,276 in December 2018. The interest risk of the loan is mitigated by an interest rate swap (note 24 (c)). Acasti and Neptune have reserved respectively $2,000,000 and $1,000,000 of short-term investments as pledge for the loan (note 24 (e)). Amounts received are net of transaction costs of $197,789.	7,212,925	–
Loan bearing interest at 5% payable in the first two quarters of fiscal 2017.	1,250,000	–
Bank line of credit amounting to $1,800,000 of which $1,040,000 is drawn at February 29, 2016, bearing interest at prime rate plus 1%.	1,040,000	–

	27,681,382	14,546,886
Less current portion of loans and borrowings	7,527,359	540,039
Loans and borrowings	$20,154,023	$14,006,847

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

12. Loans and borrowings (continued):
(a)	The loan has been initially recorded at its estimated fair value of $11,851,180, less directly attributable transaction costs of $125,000, using a discount rate of 9%. The difference between the cash received and the estimated fair value of the loan at initial recognition has been allocated to the warrants issued and vested to IQ concurrently with the disbursement of the loan. The warrants are classified within equity.
Interest of $1,411,451 (2015 - $1,102,672) was recognized during the year ended February 29, 2016 on loans and borrowings, of which no amount (2015 - $295,936) was capitalized to property, plant and equipment.
The Corporation's exposure to liquidity risks related to loans and borrowings is presented in note 24.

13. Advance payments and deferred revenues:
In 2008 and 2011, the Corporation received payments of €600,000 under the terms of a partnership agreement. The agreement foresaw the Corporation's commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix. Certain amounts were refundable if the parties failed to meet certain development milestones, prior to the release of the products on the market or conditional to the Corporation receiving the Novel Food status as well as meeting positive organoleptic results as defined in an amendment to the partnership agreement between the two parties.
On February 23, 2016, the parties agreed to settle and end the agreement. An amount of $594,779 has been recognized  as "royalty revenues" in the consolidated statements of earnings and comprehensive loss by the Corporation under this agreement during the year ended February 29, 2016. As at February 29, 2016, there is no longer any amount recorded in "advance payments and deferred revenues" in the consolidated statements of financial position in relation to this agreement (2015 - $847,316).

14. Capital and other components of equity:
(a)	Share capital:
Authorized capital stock:
Unlimited number of shares without par value:
➢	Common shares
Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:
➢	Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares (none issued and outstanding).

(b)	Business acquisition:
On January 7, 2016, Neptune issued 2,575,017 common shares of the Corporation at a price of $1.34 per common share for total consideration of $3,450,523 (note 4) that represents part of the purchase price of the acquisition of Biodroga.

(c)	Public offering:
On March 6, 2014, Neptune closed a public offering of 11,500,000 common shares of the Corporation at a price of US$2.50 per common share for total gross proceeds of $31,717,000 (US$28,750,000). Total issue costs related to this transaction amounted to $2,512,485 and were recorded against share capital.

(d)	Private placement:
On April 4, 2014, Neptune closed a private placement of 907,000 common shares of the Corporation at a price of $2.76 per common share for total gross proceeds of $2,503,320. Total issue costs related to this transaction amounted to $250,739 and were recorded against share capital.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

14. Capital and other components of equity (continued):
(e)	Warrants:
The equity classified warrants of the Corporation are composed of the following as at February 29, 2016 and 2015, each warrants allows the holder to purchase one common share of the Corporation:

		February 29,		February 28,
		2016		2015

	Number		Number
	outstanding		outstanding
	and exercisable	Amount	and exercisable	Amount

Warrants IQ financing (i)	750,000	$648,820	750,000	$648,820
Neptune series 2011-1 warrants (ii)	–	–	188,338	–
Neptune series 2011-2 warrants (iii)	1,604	–	1,604	–
Neptune series 2011-3 warrants (iv)	82,813	–	82,813	–
	834,417	$648,820	1,022,755	$648,820

(i)	Exercise price of $3.37 and expiring on December 12, 2019.
(ii)	During the year ended February 29, 2016, 33 warrants were exercised for proceeds of $535. The remaining warrants expired on April 12, 2015.
(iii)	Exercise price of $10.11 and expired on April 12, 2016.
(iv)	Exercise price of $10.37 and expired on April 12, 2016.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

15. Non-controlling interests ("NCI"):
The following tables summarise the information relating to the Corporation's subsidiaries, Acasti and NeuroBioPharm, before intersegment eliminations. Acasti and NeuroBioPharm are domiciled in Canada. Following NeuroBioPharm's Plan of Arrangement, the corporation became a non-operating entity.

			February 29,
			2016
		Intersegment
	Acasti	eliminations	Total
NCI percentage	53%
Vote percentage	53%

Non-current assets	$17,191,912
Current assets	11,325,410
Non-current liabilities	(156,377)
Current liabilities	(1,140,913)
Net assets	$27,220,032

Carrying amount of NCI and subsidiary warrants and options	$13,479,751

Revenue	$37,656
Net loss and comprehensive loss	(6,316,731)

Net loss and comprehensive loss allocated to NCI	(3,315,024)	(44,705)	(3,359,729)

Cash flows used in operating activities	$(6,574,541)
Cash flows from investing activities	8,228,597
Cash flows used in financing activities	(2,424)
Net increase in cash	$1,716,387

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

15. Non-controlling interests (continued):

				February 28,
				2015
			Intersegment
	Acasti	NeuroBioPharm(i)	eliminations	Total
NCI percentage	52%
Vote percentage	52%

Non-current assets	$17,565,842
Current assets	19,642,263
Non-current liabilities	(2,357,408)
Current liabilities	(1,622,378)
Net assets	$33,228,319

Carrying amount of NCI and subsidiary warrants and options	$17,573,301			$17,573,301

Revenue	$270,615	$–
Net loss and comprehensive loss	(1,654,724)	(2,959,559)

Net loss and comprehensive loss allocated to NCI	(882,922)	(779,739)	(199,076)	(1,861,737)

Cash flows used in operating activities	$(7,197,685)
Cash flows from investing activities	7,626,777
Cash flows from financing activities	45,940
Net increase in cash	$635,066

 (i) On February 20, 2015, the Corporation's equity interest in NeuroBioPharm increased to 100%. Accordingly, the information provided above relating to NeuroBioPharm is the net loss and comprehensive loss allocated to NCI from March 1, 2014 to February 20, 2015.
Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The differences between the considerations received and the non-controlling interest adjustments are recognized in equity.
(a) Acasti:
Although the Corporation owns less than 50% of Acasti's shares and less than 50% of the voting power, management has determined that the Corporation controls the entity. Management concluded that the Corporation has control over Acasti on a de facto power basis because, among other things, the remaining voting rights in Acasti are widely dispersed and there is no indication that other shareholders exercise their votes collectively. As at February 29, 2016 and February 28, 2015, Neptune owns 47.28% and 47.68%, respectively (36.69% and 35.35% on a fully diluted basis, respectively), of Acasti shares and voting rights.
On October 15, 2015, Acasti consolidated all classes of its capital stock on a 10:1 basis. The exercise price in effect in the case of incentive stock options, warrants and other securities convertible into Common Shares (the "Convertible Securities") increased proportionally to reflect the Consolidation. The number of Common Shares subject to a right of purchase under such Convertible Securities also decreased proportionally to reflect the Consolidation, provided that no fractional Common Share shall be issued or otherwise provided theretofore upon the exercise of any Convertible Securities. All Acasti share information for current and comparative periods presented in these consolidated financial statements has been adjusted to give effect to the share consolidation.
During the year ended February 29, 2016, the Corporation's participation in Acasti changed as follows:
(i)	Various holders of Acasti call-options exercised their right to purchase Class A shares of Acasti, resulting in the transfer of 10,900 Acasti shares from Neptune and cash proceeds in Neptune of $27,250. The impact of these call-options exercised on the non-controlling interest amounts to $33,523.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

15. Non-controlling interests (continued):
(a) Acasti (continued):
(ii)	Various holders of Acasti options exercised their right to purchase Class A shares of Acasti, resulting in the issuance of 250 Acasti shares by Acasti and cash proceeds in Acasti of $625. The impact of these options exercised on the non-controlling interest amounts to $689.
(iii)	Acasti released 17,348 restrictive share units to board members, executive officers, employees and consultants under the Acasti equity incentive plan. The impact of these restrictive share units released on the non-controlling interest amounts to negative $476,400.
(iv)	Acasti issued 50,000 Class A shares on the settlement of a liability with a total monetary value of $102,500. The impact of these shares issued on the non-controlling interest amounts to negative $36,762. The subsidiary incurred share issue costs of $788.
During the year ended February 28, 2015, the Corporation's participation in Acasti changed as follows:
(v)	Various holders of Acasti options exercised their right to purchase Class A shares of Acasti, resulting in the issuance of 200,000 shares by Acasti and cash proceeds in Acasti of $50,000. The impact of these options exercised on the non-controlling interest amounts to $57,559.
(vi)	Various holders of Acasti call-options exercised their right to purchase Class A shares of Acasti, resulting in the transfer of 1,186,250 Acasti shares from Neptune and cash proceeds in Neptune of $309,063. The impact of these call-options exercised on the non-controlling interest amounts to $395,704.
(vii)	Acasti released 381,833 restrictive share units to board members, executive officers, employees and consultants under the Acasti equity incentive plan. The impact of these restrictive share units released on the non-controlling interest amounts to negative $1,043,714.
The following summarizes the effect of changes in the Corporation's ownership interest in Acasti:

	2016	2015

Corporation's ownership interest at the beginning of the year	$15,655,019	$14,112,190
Changes in Corporation's ownership interest	1,230,182	2,992,640
Share of comprehensive loss	(3,144,916)	(1,449,811)
Corporation's ownership interest at the end of the year	$13,740,285	$15,655,019

(b) NeuroBioPharm:
On February 20, 2015, Neptune completed a Plan of Arrangement providing for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBioPharm. The consideration included 116,717 common shares of the Corporation valued at $257,971 (net of issue costs of $8,144) and a cash consideration of $166,767 due to dissident shareholders including Henri Harland and related parties. The difference between the consideration issued and the carrying amount of the non-controlling interest of NeuroBioPharm ($5,925,127) of $6,395,438 was recorded in deficit.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

15. Non-controlling interests (continued):
(b) NeuroBioPharm (continued):
Holders of options, warrants or call-options convertible into Class A shares of NeuroBioPharm will maintain equivalent rights to receive common shares of Neptune upon exercise, as adjusted under the Plan of Arrangement to reflect the conversion ratio of the fair value of Class A shares of NeuroBioPharm to Neptune common share fair value, which was determined to be 21.5 to one. As a result of this transaction, as it relates to NeuroBioPharm share-based payment then outstanding, 331,250 NeuroBioPharm options were exchanged for 15,400 Neptune options under the Corporation stock option plan. As well, 5,759,112 rights over NeuroBioPharm warrants and 2,755,000 NeuroBioPharm call-options were exchanged for 395,931 Neptune warrants. An amount of $199,429 was reclassified from subsidiary warrants and options to contributed surplus within equity on such exchange (note 20). Furthermore, NeuroBioPharm warrants then outstanding not part of a share-based payment arrangement were exchanged for Neptune warrants as presented in note 14 (e).
As at February 29, 2016 and February 28, 2015, Neptune owns 100% of NeuroBioPharm shares.
During the year ended February 28, 2015, prior to the Plan of Arrangement, the Corporation's participation in NeuroBioPharm changed as follows:
(i)	Various holders of NeuroBioPharm warrants exercised their right to purchase Class A shares, resulting in the issuance of 8,203 shares by NeuroBioPharm and cash proceeds in NeuroBioPharm of $3,281 and additional consideration in Neptune of $2,871 for a total of $6,152. The impact of these warrants exercised on the non-controlling interest amounts to $(11,922).
(ii)	NeuroBioPharm released 373,499 share bonus awards to board members, executive officers, employees and consultants under the NeuroBioPharm share bonus plan. The impact of these restrictive share units released on the non-controlling interest amounts to $(616,219).
(c) Subsidiary options, call-options and warrants:
Subsidiary options, call-options and warrants granted as share-based payments by the Corporation or its subsidiary, Acasti :

		February 29,		February 28,
		2016		2015

	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Stock options plan (note 20 (e))	454,151	$3,904,154	429,625	$3,913,047
Restrictive share units (note 20 (f))	–	–	18,400	361,007
Call-options (note 20 (g))	292,850	1,644,328	505,750	2,133,215
	747,001	$5,548,482	953,775	$6,407,269

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

15. Non-controlling interests (continued):
(c) Subsidiary options, call-options and warrants (continued):
Other subsidiary warrants outstanding that could impact non-controlling interest in the future:

		February 29,		February 28,
		2016		2015

	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Series 8 - Public offering warrants 2014 liability classified
(592,500 held by Neptune) (note 27) (i)	18,400,000	$151,343	18,400,000	$2,281,508
Series 9 - Private placement warrants 2014 (ii)	161,654	–	161,654	–
	18,561,654	$151,343	18,561,654	$2,281,508

(i)	In order to obtain one share of Acasti at an exercise price of US$15.00, 10 warrants must be exercised. Warrants expire on December 3, 2018.
(ii)	Warrant to acquire one share of Acasti at an exercise price of $13.30, expiring on December 3, 2018.

16. Other income:
During the year ended February 29, 2016, the Corporation recognized insurance recoveries related to the 2012 plant explosion for amounts of $1,224,259, recorded as other income.

17. Change in classification:
During the current year, the Corporation modified the consolidated statements of earnings and comprehensive loss, reclassifying amortization expense of equipment as well as certain legal fees from "research and development expenses" to "selling, general and administrative expenses", to reflect more appropriately the way in which economic benefits are derived from these expenses. Comparative amounts in the consolidated statements of earnings and comprehensive loss were reclassified for consistency, which resulted in $1,045,119 being reclassed from "research and development expenses" to "selling, general and administrative expenses".
Since the amounts are reclassifications within the operating activities in the consolidated statement of earnings and comprehensive loss, this reclassification did not have any effect on the consolidated statements of financial position.

18. Personnel expenses:

	February 29, 2016	February 28, 2015

Salaries and other short-term employee benefits	$10,922,434	$10,400,387
Severance	940,535	614,902
Share-based compensation	1,729,643	4,608,154
	$13,592,612	$15,623,443

Share-based compensation does not include a reversal of $89,794 (2015 - $343,947) of compensation to consultants.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

19. Finance income and finance costs:
(a)	Finance income:

	February 29, 2016	February 28, 2015

Interest income	$106,335	$153,594
Foreign exchange gain	1,319,088	2,197,582
Finance income	$$1,425,423	$2,351,176

(b)	Finance costs:

	February 29, 2016	February 28, 2015

Interest on loans and borrowings and other finance costs	(1,445,965)	(871,296)
Finance costs	$(1,445,965)	$(871,296)

20. Share-based payments:
Description of the share-based payment arrangements:
At February 29, 2016, the Corporation had the following share-based payment arrangements:
Share-based payments on shares of the Corporation:
(a)	Corporation stock option plan:
(i)	Stock option plan:
The Corporation has established a stock option plan for directors, officers, employees and consultants. The exercise price of the stock options granted under the plan is not lower than the closing price of the common shares listed on the TSX on the eve of the grant. The terms and conditions for acquiring and exercising options are set by the Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis. The Corporation's stock-option plan allows the Corporation to issue a number of stock options not exceeding 15% of the number of common shares issued and outstanding at the time of any grant. The total number of stock options issuable to a single holder cannot exceed 5% of the Corporation's total issued and outstanding common shares at the time of the grant, with the maximum of 2% for any one consultant.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

20. Share-based payments (continued):
(a)	Corporation stock option plan (continued):
(i)	Stock option plan (continued):
The number and weighted average exercise prices of stock options are as follows:

	2016		2015
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at March 1, 2015 and 2014	$3.10	8,045,818	$3.16	8,052,918
Granted	1.74	998,000	2.36	2,805,000
Exercised	–	–	2.50	(325,000)
Exchanged (NeuroBioPharm
Plan of Arrangement – note 15 (b))	–	–	11.89	15,400
Forfeited	3.57	(1,437,625)	3.07	(361,250)
Cancelled (note 26 (b)(i))	–	–	3.04	(545,000)
Expired	3.49	(3,364,168)	2.90	(1,596,250)
Options outstanding at February 29, 2016 and 2015	$2.50	4,242,025	$3.10	8,045,818

Exercisable options at February 29, 2016 and 2015	$2.92	2,395,817	$3.39	5,436,253

	2016

	Options outstanding		Exercisable options
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$1.59 - $1.82	4.90	1,104,750	433,750	$1.80
$1.83 - $2.00	6.43	420,000	70,000	1.83
$2.01 - $2.33	5.72	1,300,000	541,667	2.16
$2.34 - $3.63	0.93	744,375	677,500	3.05
$3.64 - $3.75	0.89	20,000	20,000	3.75
$3.76 - $10.75	0.79	651,273	651,273	4.20
$10.76 - $21.50	0.68	1,627	1,627	21.50
	3.96	4,242,025	2,395,817	$2.92

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

20. Share-based payments (continued):
(a)	Corporation stock option plan (continued):
(i)	Stock option plan (continued):
The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the years ended:

	2016	2015
Exercise price	$1.74	$2.36
Share price	$1.74	$2.32
Dividend	‒	‒
Risk-free interest	0.56%	1.04%
Estimated life	3.43 years	2.79 years
Expected volatility	55.90%	58.42%

The weighted average fair value of the options granted to employees during the year ended February 29, 2016 is $0.69 (2015 - $0.83). No options were granted to non-employees during the year ended February 29, 2016. The weighted average fair value of the options granted to non-employees during the year ended February 28, 2015 was $1.10.
The weighted average share price at the date of exercise for share options exercised during the year ended February 28, 2015 was $2.95. An amount of $340,860 was reclassified to share capital on exercise of these options.
Stock-based compensation recognized under this plan amounted to $1,019,458 for the year ended February 29, 2016 (2015 - $1,437,740).
(ii)	Performance options:
On October 16, 2015, the Corporation granted 625,000 performance options under the Corporation stock option plan at an exercise price of $1.55 per share expiring on October 16, 2020. The options vest after a two-year minimum service period and the attainment of market performance conditions within the following three years. A proportion of 1/3 of the total number of options will vest upon every increase of $0.50 in the share market value of the Neptune class A common shares.
The number and weighted average exercise prices of performance options are as follows:

		2016
	Weighted
	average
	exercise	Number of
	price	options

Options outstanding at March 1, 2015	$–	–
Granted	1.55	625,000
Options outstanding at February 29, 2016	$1.55	625,000

Exercisable options at February 29, 2016	$–	–

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

20. Share-based payments (continued):
(a)	Corporation stock option plan (continued):
(ii)	Performance options:

2016

	Options outstanding		Exercisable options
Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
	life	options	options	exercise
Exercise price	outstanding	outstanding	exercisable	price

$1.55	4.63	625,000	–	$ 1.55

The fair value of performance options granted has been estimated according to a binomial option pricing model and based on the weighted average of the following assumptions for options granted to employees during the year ended:

2016

Exercise price	$1.55
Share price	$1.55
Dividend	‒
Risk-free interest	0.83%
Estimated life	5 years
Expected volatility	63.36%

The weighted average fair value of the options granted to employees during the year ended February 29, 2016 is $0.82.
Stock-based compensation recognized under this plan amounted to $95,958 for the year ended February 29, 2016.
(b)	Corporation Restricted Share Unit (''RSUs'') and Deferred Share Unit ("DSUs"):
The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.
The Corporation's issued and outstanding RSUs vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder's category. The fair value of the RSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted during the year ended February 28, 2014 was $3.32 per unit.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

20. Share-based payments (continued):
(b)	Corporation Restricted Share Unit (''RSUs'') and Deferred Share Unit ("DSUs") (continued):

	2016	2015
	Number of RSU	Number of RSU
RSUs outstanding at March 1, 2015 and 2014	29,875	739,918
Released	(19,375)	(522,958)
Forfeited	(10,500)	(17,084)
Cancelled (note 26 (b)(i))	‒	(170,001)
RSUs outstanding at February 29, 2016 and 2015	‒	29,875

Stock-based compensation recognized under this plan amounted to $1,412 for the year ended February 29, 2016 (2015 - $961,212).
The Corporation's issued and outstanding DSUs vest upon achievement of the service conditions no later than December 31, 2015.  The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The Corporation granted 75,000 DSUs during the year ended February 29, 2016 in compensation for consulting services to be rendered by a member of the Board of Directors (see note 30). The fair value of the DSUs granted during the year ended February 29, 2016 was $1.72 per unit. Stock-based compensation recognized under this plan amounted to $129,000 for the year ended February 29, 2016.  As at February 29, 2016 all services were rendered and the 75,000 DSUs have vested in full. However, the shares will be delivered when the consultant ceases to be a member of the board.
(c)	Corporation warrants:
As part of the NeuroBioPharm Plan of Arrangement for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBioPharm in February 2015, the rights over NeuroBioPharm warrants and call-options were exchanged for Neptune warrants.
The number and weighted average exercise prices of warrants are as follows:

		2016
	Weighted average	Number of
	exercise price	warrants

Warrants outstanding at March 1, 2015	$13.58	395,931
Forfeited	17.48	(22,687)
Expired	16.03	(81,197)
Warrants outstanding and exercisable at February 29, 2016	$12.84	292,047

(d)	Share-based payment transactions with a consultant:
During the year ended February 28, 2014, the Corporation entered into a fee agreement with a consultant for its services rendered up to January 31, 2014. As agreed, a portion of the fair value of the services received by the Corporation was settled in common shares. This transaction is within the scope of IFRS 2, Share-based payment. For the year ended February 29, 2016, no amount was recorded in the share-based payment expense (2015 - nil). During the year ended February 28, 2015, the Corporation issued 100,723 shares to the consultant, as a payment of a part of the services rendered to the Corporation, for which an amount of $335,722 was reclassified from contributed surplus to share capital.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

20. Share-based payments (continued):
Share-based payments on shares of the subsidiary Acasti:
(e)	Acasti stock option plan:
The subsidiary, Acasti, has established a stock option plan for directors, officers, employees and consultants. The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the TSX Venture Exchange on the eve of the grant. Under this plan, the maximum number of options to be issued is 10% of the number of Acasti Class A shares issued and outstanding at the time of any grant. The terms and conditions for acquiring and exercising options are set by Acasti's Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis. The total number of shares issued to a single person cannot exceed 5% of Acasti's total issued and outstanding shares, with a maximum of 2% for any one consultant.
The number and weighted average exercise prices of stock options are as follows:

		2016		2015
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at March 1, 2015 and 2014	$15.33	429,625	$15.72	491,100
Granted	4.65	109,188	9.51	51,250
Exercised	2.50	(250)	2.50	(20,000)
Forfeited	9.40	(66,912)	14.90	(22,725)
Cancelled (note 26 (b)(i))	‒	‒	17.50	(60,000)
Expired	18.57	(17,500)	18.00	(10,000)
Options outstanding at February 29, 2016 and 2015	$13.52	454,151	$15.33	429,625

Options exercisable at February 29, 2016 and 2015	$15.28	375,563	$15.48	332,039

				2016

	Options outstanding		Exercisable options
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$2.50 - $4.65	4.59	95,800	43,000	$2.50
$4.66 - $13.00	3.31	54,726	28,938	10.27
$13.01 - $14.50	0.30	150,875	150,875	14.00
$14.51 - $21.50	1.07	139,750	139,750	20.92
$21.51 - $27.50	0.19	13,000	13,000	22.79
	1.80	454,151	375,563	$15.28

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

20. Share-based payments (continued):
(e)	Acasti stock option plan (continued):
The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the years ended:

	2016	2015

Exercise price	$4.65	$9.51
Share price	$4.39	$9.20
Dividend	‒	‒
Risk-free interest	0.66%	1.14%
Estimated life	4.20 years	3.00 years
Expected volatility	65.63%	60.34%

The weighted average fair value of the options granted to employees during the year ended February 29, 2016 is $2.14 (2015 - $3.52). No options were granted to non-employees during the years ended February 29, 2016 and February 28, 2015.
The weighted average share price at the date of exercise for share options exercised during the year ended February 29, 2016 was $4.20 (2015 - $9.20).
Stock-based compensation recognized under this plan amounted to $250,932 for the year ended February 29, 2016 (2015 - $1,042,260). The amount is included in the ''share-based payment transactions'' of the equity attributable to non-controlling interest.
(f)	Acasti Restricted Share Unit (''RSUs''):
Acasti has established an equity incentive plan for employees, directors and consultants of Acasti. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors of Acasti. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.
Acasti's issued RSUs vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder's category. The fair value of the RSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through ''subsidiary warrants and options'' of the equity attributable to non-controlling interest, over the vesting period. The fair value of the RSUs granted during the year ended February 28, 2014 was $28.90 per unit.

	2016	2015
	Number of RSU	Number of RSU

RSUs outstanding at March 1, 2015 and 2014	18,398	77,494
Released	(17,348)	(38,182)
Forfeited	(1,050)	(1,831)
Cancelled	–	(19,083)
RSUs outstanding at February 29, 2016 and 2015	–	18,398

Stock-based compensation recognized under this plan amounted to $143,089 for the year ended February 29, 2016 (2015 - $1,072,694). The amount is included in the ''share-based payment transactions'' of the equity attributable to non-controlling interest.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

20. Share-based payments (continued):
(g)	Acasti call-options:
From time to time, the Corporation awards incentive call-options over shares it owns in its subsidiary Acasti.
The number and weighted average exercise price of call-options on Acasti shares are as follows:

		2016		2015
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	call-options	price	call-options

Call-options outstanding at March 1, 2015 and 2014	$18.51	505,750	$17.12	710,375
Exercised	2.50	(10,900)	2.61	(118,625)
Forfeited	29.41	(25,500)	29.41	(23,500)
Cancelled	–	–	28.80	(62,500)
Expired	27.64	(176,500)	–	–
Call-options outstanding at February 29, 2016 and 2015	$12.65	292,850	$18.51	505,750

Call-options exercisable at February 29, 2016 and 2015	$12.65	292,850	$18.12	489,600

				2016

	Call-options outstanding		Exercisable call-options
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	call-options	call-options	exercise
price	outstanding	outstanding	exercisable	price

$2.50 - $5.00	1.58	185,850	185,850	$2.67
$27.50- $30.00	1.29	107,000	107,000	29.97
	1.48	292,850	292,850	$12.63
Stock-based compensation recognized under the call-option plan is negligible for the year ended February 29, 2016 (2015 - $404,916). The amount is included in the ''share-based payment transactions'' of the equity attributable to non-controlling interest.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

21. Income taxes:
Reconciliation of effective tax rate:

	2016	2015

Loss before income taxes	$(12,758,082)	$(29,577,189)

Income tax at the combined Canadian statutory rate of 26.9%	$(3,431,924)	$(7,956,264)
Increase (decrease) resulting from:
Recognition of previously unrecognized deductible temporary differences of prior periods	(1,827,658)	–
Change in unrecognized deductible temporary differences	3,277,777	8,932,329
Non-deductible stock-based compensation	441,119	1,332,115
Non-deductible change in fair value	(553,600)	(2,297,234)
Permanent differences and other	165,922	(10,946)
Foreign income taxes paid	–	245,093
Total tax expense	$(1,928,364)	245,093

Income taxes (recovery) expense:

	2016	2015
Current	$117,631	$245,093
Deferred	(2,045,995)	–
Income taxes (recovery) expense	$(1,928,364)	$245,093

Deferred tax expense:

	2016	2015
Recognition of previously unrecognized deductible temporary differences of prior periods	$(1,827,658)	–
Origination and reversal of temporary differences	(3,496,114)	(8,932,329)
Change in unrecognized deductible temporary differences	3,277,777	8,932,329
Deferred tax income	$(2,045,995)	–

As at February 29, 2016, the Corporation determined that there is reasonable assurance of realizing some tax losses carried forward generated by the nutraceutical business, prior to their scheduled expiry dates, given the recent acquisition of a business with history of profitability.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

21. Income taxes (continued):
Recognized deferred tax assets and liabilities:
The details of changes of deferred income taxes are as follows for the year ended February 29, 2016:

	Balance as at			Balance as at
	February 28,	Acquisition	Recognized in	February 29,
	2015	of Biodroga	net income	2016

Tax losses carried forward	$–	$–	$1,769,506	$1,769,506
Research and development expenses	–	–	247,409	247,409
Intangible assets	–	(1,579,030)	29,080	(1,549,950)
Property, plant and equipment	529,505	(12,985)	(380,354)	136,166
Tax credits	(529,505)	–	380,354	(149,151)
	$–	$(1,592,015)	$2,045,995	$453,980

The details of changes of deferred income taxes are as follows for the year ended February 28, 2015:

	Balance as at		Balance as at
	February 28,	Recognized in	February 28,
	2014	net income	2015

Tax losses carried forward	$4,722,000	$(4,722,000)	$–
Insurance recovery	(4,722,000)	4,722,000	–
Property, plant and equipment	357,000	172,505	529,505
Tax credits	(357,000)	(172,505)	(529,505)
	$–	$–	$–

As at February 29, 2016, the amounts and expiry dates of tax attributes and temporary differences, for which no tax assets have been recognized, which are available to reduce future years' taxable income were as follows:

	Federal	Provincial

Tax losses carried forward
2028	$57,000	$66,000
2029	714,000	714,000
2030	1,627,000	1,620,000
2031	2,071,000	2,063,000
2032	2,855,000	2,256,000
2033	5,094,000	5,082,000
2034	14,278,000	14,278,000
2035	19,164,000	18,869,000
2036	8,737,000	8,737,000
	$54,597,000	$53,685,000

Research and development expenses, without time limitation	$23,097,000	$28,796,000

Other deductible temporary differences, without time limitation	$979,200	$1,253,000

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

22. Loss per share:
The calculation of basic loss per share at February 29, 2016 was based on the net loss attributable to owners of the Corporation of $7,469,989 (2015 - $27,960,545), and a weighted average number of common shares outstanding of 75,735,555 (2015 - 74,550,120).
Diluted loss per share was the same amount as basic loss per share, as the effect of options, RSUs and warrants would have been anti-dilutive, because the Corporation incurred losses in each of the years presented. All outstanding options, RSUs and warrants could potentially be dilutive in the future.

23. Supplemental cash flow disclosure:
(a)	Changes in non-cash operating items:

	February 29,	February 28,
	2016	2015

Trade and other receivables	$(1,072,469)	$10,767,193
Tax credits receivable	1,752,063	103,729
Prepaid expenses	(253,453)	656,524
Inventories	143,153	213,627
Trade and other payables	(748,779)	(1,299,954)
Deferred revenues	44,474	22,493
Changes in non-cash operating items	$(135,011)	$10,463,612

(b)	Non-cash transactions:

	February 29,	February 28,
	2016	2015

Acquired property, plant and equipment included in trade and other payables	$98,267	$396,185
Intangible assets included in trade and other payables	–	8,060
Acquired property, plant and equipment by way of a capital lease	16,250	–
Grant received or receivable applied against property, plant and equipment	–	140,342
Tax credit receivable applied against property, plant and equipment	(33,734)	643,063
Interest capitalized	–	295,936
Acquisition of other investment and increase in deferred revenues	–	450,000
Net impact related to the plan arrangement included in trade and other payables	–	4,767
Issuance of share to acquire non-controlling interest	–	266,115

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

24. Financial instruments:
This note provides disclosures relating to the nature and extent of the Corporation's exposure to risks arising from financial instruments, including credit risk, currency risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.
(a)	Credit risk:
Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation's trade receivables. The Corporation may also have credit risk relating to cash, short-term investments and restricted short-term investments, which are managed by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated statements of financial position, represents the Corporation's credit exposure at the reporting date. The Corporation's trade receivables and credit exposure fluctuate throughout the year. The Corporation's average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.
Most sales' payment terms are set in accordance with industry practice. As at February 29, 2016, one customer accounted for 11.4% of total trade accounts included in trade and other receivables. As at February 28, 2015, four customers accounted for respectively 19.9%, 19.2%, 18.9% and 18.3% of total trade accounts included in trade and other receivables.
Most of the Corporation's customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation's retail customers vary significantly. Adverse changes in a customer's financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer's future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.
Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.
The Corporation's extension of credit to customers involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant. The Corporation's credit controls and processes cannot eliminate credit risk.
The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

24. Financial instruments (continued):
(a)	Credit risk (continued):
The aging of trade receivable balances and the allowance for doubtful accounts as at February 29, 2016 and February 28, 2015 were as follows:

	February 29,	February 28,
	2016	2015

Current	$7,549,957	$3,964,058
Past due 0-30 days	1,160,826	890,820
Past due 31-120 days	225,719	205,970
Past due over 121 days	5,621,027	5,071,531
Trade receivables	14,557,529	10,132,379

Less allowance for doubtful accounts	(5,613,365)	(5,248,002)
	$8,944,164	$4,884,377

The allowance for doubtful accounts is mainly for customer accounts over 121 days past due that are not expected to be collected (refer to note 26 (b)(ii)).
The movement in allowance for doubtful accounts in respect of trade receivables was as follows:

	February 29,	February 28,
	2016	2015

Balance, beginning of year	$5,248,002	$2,566,410
Bad debt expenses	26,395	2,080,772
Foreign exchange loss	407,176	603,910
Write-off against reserve	(68,208)	(3,090)
Balance, end of year	$5,613,365	$5,248,002

(b)	Currency risk:
The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.
Approximately 66% (2015 - 54%) of the Corporation's revenues are in US dollars and 18% (2015 - 22%) are in Euros. A small portion of the expenses, except for the purchase of raw materials, which are predominantly in US dollars, is made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar and the Euro in relation to the Canadian dollar.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

24. Financial instruments (continued):
(b)	Currency risk (continued):
The following table provides an indication of the Corporation's significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

		February 29,			February 28,
		2016			2015

	US$	EURO	US$	EURO	AUD

Cash	$3,934,312	$394,437	$1,707,006	$190,545	$–
Short-term investments	7,442,050	–	18,758,076	–	–
Trade and other receivables	5,481,718	1,395,998	2,874,262	1,307,577	969,906
Trade and other payables	(2,826,831)	(415,875)	(2,603,755)	(60,195)	–
Advance payments	–	–	–	(577,748)	–
	$14,031,249	$1,374,560	$20,735,589	$860,179	$969,906

The following exchange rates are those applicable to the following periods and dates:

		February 29,		February 28,
		2016		2015
	Average	Reporting	Average	Reporting

US$ per CAD	1.3058	1.3531	1.1255	1.2503
EURO per CAD	1.4382	1.4696	1.4529	1.4006
AUD per CAD	0.9627	0.9671	0.9958	0.9767

Based on the Corporation's foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar and Euro would have increased the net profit as follows, assuming that all other variables remained constant:

		February 29,			February 28,
		2016			2015

	US$	EURO	US$	EURO	AUD

Increase in net profit	$518,485	$46,766	$829,225	$30,708	$49,652

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.
From time to time, the Corporation enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates. There were no material derivative contracts outstanding as at February 29, 2016 and February 28, 2015.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

24. Financial instruments (continued):
(c)	Interest rate risk:
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.
The Corporation's exposure to interest rate risk as at February 29, 2016 and February 28, 2015 is as follows:

Cash	Short-term fixed interest rate
Short-term investments and restricted short-term investments	Short-term fixed interest rate
Loans and borrowings	Fixed and variable interest rates

The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.
The Corporation uses interest rate swap agreement to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation has designated its interest rate swap as cash flow hedge for which it uses hedge accounting. The maturity analysis associated with the interest rate swap agreement used to manage interest risk associated with long-term debt is as follows:

	Fixed rate	Notional		February 29,	February 28,
	%	amount	Maturity	2016	2015

Interest rate swap agreement	2.94	$5,625,000	December 27,	$(37,049)	$–
			2018

The level 2 fair value determination of the interest rate swap is measured using a generally accepted valuation technique which is the discounted value of the difference between the value of the swap based on variable interest rates (estimated using the yield curve for anticipated interest rates) and the value of the swap based on the swap's fixed interest rate. The counterparty's credit risk is also taken into consideration in determining fair value.
The interest rate swap is decreasing at the same proportion of the debt covered. The amount of the swap at February 29, 2016 is $5,558,036.
Based on currently outstanding loans and borrowings at variable rates and interest rate swap, an assumed 0.5% interest rate increase during the year ended February 29, 2016 would have decreased consolidated net income by $4,153 with an equal opposite effect for an assumed 0.5% decrease.
The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.
(d)	Liquidity risk:
Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 28. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Corporation's operating budgets, and review the most important material transactions outside the normal course of business. Refer to note 1.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

24. Financial instruments (continued):
(d)	Liquidity risk (continued):
The following are the contractual maturities of financial liabilities and other contracts as at February 29, 2016 and February 28, 2015:

					February 29,
					2016
Required payments per year	Carrying	Contractual	Less than	1 to	More than
(in thousands of dollars)	amount	cash flows	1 year	5 years	5 years

Trade and other payables	$9,818	$9,818	$9,818	$–	$–
Loans and borrowings *	27,879	32,278	9,016	23,204	58
Interest rate swap	37	37	29	8	–
	$37,734	$42,133	$18,863	$23,212	$58
*Includes interest payments to be made at the contractual rate.
Derivatives over the Corporation's own equity, including the Derivative warrant liabilities, do not give rise to liquidity risk because they settle in shares.

					February 28,
					2015
Required payments per year	Carrying	Contractual	Less than	1 to	More than
(in thousands of dollars)	amount	cash flows	1 year	5 years	5 years

Trade and other payables	$7,615	$7,615	$7,615	$–	$–
Loans and borrowings *	14,547	18,525	1,413	16,412	700
	$22,162	$26,140	$9,028	$16,412	$700
*Includes interest payments to be made at the contractual rate.
(e)	Short-term investments:
As at February 29, 2016, short-term investments consisting of term deposits are with two Canadian financial institutions having a high credit rating. Short-term investments include two investments totaling $7,527,115 (US$5,500,000 and $84,000) with maturity dates from March 29, 2016 to December 11, 2016, bearing interest at 0.33% to 0.85% per annum, cashable at any time at the discretion of the Corporation, under certain conditions. Restricted short-term investments include two investments totaling $3,000,449 with maturity dates from March 14, 2016 to May 16, 2016, bearing interest at 1.08% to 1.17% per annum, pledged to guarantee the financing for the acquisition of Biodroga.
As at February 28, 2015, short-term investments consisting of term deposits are with a Canadian financial institution having a high credit rating. Short-term investments include four investments totaling $23,372,677 with maturity dates from March 2, 2015 to September 2, 2015, bearing interest at 0.10% to 1.00% per annum, cashable at any time at the discretion of the Corporation, under certain conditions.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

25. Operating leases:
The Corporation rents its premises pursuant to operating leases expiring at different dates from May 31, 2018 to September 30, 2022.
During the year ended February 29, 2016, an amount of $524,485 was recognized as an expense in respect of operating leases which is included in selling, general and administrative expenses (2015 - $572,815). Included in these amounts are the Corporation's share of operating costs and taxes under the terms of the leases, in the amount of $60,593 and $93,982, respectively (2015 - $59,600 and $92,600, respectively).
Minimum lease payments for the next five years are $672,983 in 2017, $672,983 in 2018, $467,910 in 2019, $382,848 in 2020, $332,738 in 2021 and $526,836 thereafter.
The Corporation also has other operating leases expiring at different dates from April 30, 2017 to July 13, 2020. Minimum lease payments under these other operating leases for the next five years are $12,360 in 2017, $8,050 in 2018, $7,429 in 2019, $7,429 in 2020 and $1,857 in 2021.

26. Commitments and contingencies:
(a)	Commitments:
(i)	Under the terms of an agreement entered into with a corporation controlled by Mr. Henri Harland, a former CEO of the Corporation, the Corporation should pay royalties of 1% of its krill oil revenues in semi-annual instalments, for an unlimited period. Neptune filed a motion challenging the validity of certain clauses of the agreement.
(ii)	In the normal course of business, the Corporation has signed agreements amounting to $124,124 with various partners and suppliers.
(iii)	In the normal course of business, Acasti has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Corporation's subsidiary initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $7,776,061, of which an amount of $1,966,950 has been paid to date. As at February 29, 2016, an amount of $450,931 is included in ''Trade and other payables'' in relation to these projects. During the year, Acasti entered into a contract to purchase research and development equipment for $2,271,267 to be used in the clinical and future commercial supply of his product.
(b)	Contingencies:
In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follow:
(i)	A former CEO of the Corporation is claiming the payment of approximately $8,500,000 and the issuance of equity instruments. As the Corporation's management believes that these claims are not valid, no provision has been recognized. As of the date of these consolidated financial statements, no agreement has been reached. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from this officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.
(ii)	The Corporation initiated arbitration against a customer that owed approximately $5 million (US$3.7 million). A provision for doubtful account has been already recognized for the full amount receivable. This customer is counterclaiming a sum in damages. As the Corporation's management believes that this claim is not valid, no provision in excess of the doubtful account has been recognized.
Although the outcome of the these and various other claims and legal proceedings against the Corporation as at February 29, 2016 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, would not have a material adverse effect on the Corporation's financial position or overall trends in results of operations.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

27. Determination of fair values:
Certain of the Corporation's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.
Financial and non-financial assets and liabilities:
In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:
•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.
The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the restricted short-term investment also approximates its fair value given the short-term maturity of the reinvested funds.
The fair value of the fixed rate loans and borrowings is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these loans and borrowings approximates the carrying amounts and was measured using level 3 inputs.
Other investment:
The Corporation measured its investment in BlueOcean at fair value on a recurring basis with changes in fair value recorded in other comprehensive income (loss). This investment was measured using a level 1 input.
The fair value of the investment in BlueOcean was determined to be $0.035 per share as at February 29, 2016. The change in fair value amounted to a loss of $256,271 for the year ended February 29, 2016 from which an amount of $184,097 is accounted for through other comprehensive income or loss and of $72,174 is accounted for in change in fair value of warrants assets and liabilities.
Derivative warrant liabilities:
The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 input.
The fair value of the public offering warrants 2014 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	February 29, 2016	February 28, 2015

Exercise price (1)	US$1.50	US$1.50
Share price (1)	US$1.50	US$5.50
Dividend	–	‒
Risk-free interest	0.87%	1.20%
Estimated life	2.76 years	3.76 years
Expected volatility	76.34%	62.94%

(1) In order to obtain one share of Acasti, 10 warrants must be exercised.
The fair value of the Warrants issued was determined to be $0.09 per warrant as at February 29, 2016 ($1.30 per warrant as at February 28, 2015).
The effect of an increase or a decrease of 5% the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $56,800 or a gain of $47,205 respectively.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

27. Determination of fair values (continued):
The reconciliation of changes in level 3 fair value measurements of financial liabilities for the years ended February 29, 2016 and February 28, 2015 is presented in the following table:

	February 29,	February 28,
	2016	2015

Opening balance at March 1, 2015 and 2014	$2,281,508	$10,821,413
Change in fair value gain	(2,130,165)	(8,539,905)
Closing balance at February 29, 2016 and February 28, 2015	$151,343	$2,281,508

Share-based payment transactions:
The fair value of the share-based payment transactions is measured based on valuation models. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

28. Capital management:
The Corporation's objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, selling, general and administrative expenses, expenses associated with intellectual property protection, its overall capital expenditures and those related to its debt reimbursement. The Corporation is not exposed to external requirements by regulatory agencies regarding its capital. The Corporation is subject to certain financial covenants under its secured loan. At February 29, 2016, the Corporation was in compliance with these financial covenants.
Since inception, the Corporation has financed its liquidity needs primarily through public offering of common shares, private placements with or without warrants and issuance of long-term debt and convertible debentures. The Corporation optimizes its liquidity needs by non-dilutive sources whenever possible, including research tax credits, investment tax credits, interest income and revenues from strategic partnerships, collaboration agreements and government assistance.
The Corporation defines capital as being the total of shareholders' equity, derivative warrant liabilities and loans and borrowings.
The Corporation's primary objectives when managing capital are to:
•	Ensure that the Corporation will continue as a going concern while providing an appropriate investment return to its shareholders;
•	Preserve its financial flexibility in order to continue its R&D and clinical development program; and
•	Optimize leverage position of the nutraceutical segment by generating positive cash flows and reducing the long-term debt.
As at February 29, 2016, cash amounted to $5,472,927, short-term investments amounted to $7,527,115 and tax credit receivable amounted to $785,266 for a total of $13,785,308.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

29. Operating segments:
The Corporation has two reportable segments, as described below, which are the Corporation's strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation's Chief Operating Decision Maker reviews internal management reports on at least a quarterly basis.
The following summary describes the operations in each of the Corporation's reportable segments:
•	Nutraceutical segment produces and commercializes nutraceutical products and turnkey solutions for omega-3 softgel capsules and liquids.
•	Cardiovascular segment develops and commercializes medical food and pharmaceutical products for cardiovascular diseases.
NeuroBioPharm Inc. developed medical food and pharmaceutical products for neurological diseases. Following the Plan of Arrangement providing for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBioPharm on February 20, 2015, the corporation became a non-operating entity.
Information regarding the results of each reportable segment is included below. Performance is measured based on segment (loss) profit before income tax, as included in the internal management reports that are reviewed by the Corporation's Chief Operating Decision Maker. Segment profit (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.
(a)	Information about reportable segments:
Year ended February 29, 2016:

			Intersegment
	Nutraceutical	Cardiovascular	eliminations	Total

Revenue from external sales and royalties	$22,594,786	$37,656	$–	$22,632,442
Revenue from internal sales	364,522	–	(364,522)	–
Other income – insurance recoveries	1,224,259	–	–	1,224,259
Depreciation, amortization and impairment loss	(2,652,915)	(2,733,583)	2,322,828	(3,063,670)
Stock-based compensation	(1,331,242)	(308,607)	–	(1,639,849)
Finance income	356,063	1,095,917	(26,557)	1,425,423
Finance costs	(1,470,261)	(2,261)	26,557	(1,445,965)
Change in fair value of derivative financial instruments	(72,174)	2,201,031	(70,866)	2,057,991
Reportable segment loss before tax	(8,693,313)	(6,316,731)	2,251,962	(12,758,082)
Current income taxes	(117,631)	–	–	(117,631)
Deferred income taxes	2,045,995	–	–	2,045,995
Reportable segment assets	122,968,024	28,517,322	(45,439,779)	106,045,567
Reportable segment liabilities	37,969,924	1,297,289	(146,527)	39,120,686

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

29. Operating segments (continued):
(a)	Information about reportable segments (continued):
Year ended February 28, 2015:

				Intersegment
	Nutraceutical	Cardiovascular	Neurological	eliminations	Total

Revenue from external sales and royalties	$14,799,297	270,615	–	–	$15,069,912
Revenue from internal sales, internal
research contracts or royalties	1,124,899	–	–	(1,124,899)	–
Other income from royalty settlement	1,633,950	–	–	–	1,633,950
Depreciation and amortization	(1,706,294)	(2,335,224)	(325,300)	2,648,128	(1,718,690)
Stock-based compensation	(3,016,445)	(1,553,543)	(382,113)	–	(4,952,101)
Finance income	483,946	1,919,730	–	(52,500)	2,351,176
Finance costs	(867,236)	(4,060)	(52,500)	52,500	(871,296)
Change in fair value of derivative financial instruments	–	8,824,067	–	(284,162)	8,539,905
Reportable segment loss before tax	(27,393,136)	(1,654,724)	(2,959,559)	2,430,230	(29,577,189)
Current income taxes	(245,093)	–	–	–	(245,093)
Reportable segment assets	134,359,289	37,208,105	3,377,988	(75,889,969)	99,055,413
Reportable segment liabilities	22,722,781	3,979,786	6,982,938	(7,487,843)	26,197,662

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular and neurological segments operating under licenses issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license assets of the cardiovascular segment, their amortization charges and royalties are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.
The nutraceutical segment is the primary obligor of corporate expenses of the Corporation. All material corporate expenses are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shared resources of the Corporation or receive financing from the nutraceutical segment.
(b)	Geographic information:
Most of the Corporation's assets are located in Canada.
The Corporation's revenues are attributed based on destination:

	2016	2015

Canada	$5,414,756	$1,390,266
United States	11,472,272	6,717,009
France	841,942	764,010
Belgium	2,523,109	2,328,705
Australia	44,237	3,097,931
United Kingdom	812,420	11,656
Other countries	1,523,706	760,335
	$22,632,442	$15,069,912

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 29, 2016 and February 28, 2015

29. Operating segments (continued):
(c)	Information about major customers:
During the year ended February 29, 2016, the Corporation realized sales from the nutraceutical segment amounting to $3,311,370 from one customer accounting for more than 10% of consolidated revenues. Individually, sales to this customer represented 14.6% of consolidated revenues.
During the year ended February 28, 2015, the Corporation realized sales from the nutraceutical segment amounting to $9,123,784 from four customers individually accounting for more than 10% of consolidated revenues. Individually, sales to these customers represented 20.6%, 15.1%, 14.3% and 10.6% of consolidated revenues.

30. Related parties:
Transactions with key management personnel:
For the year ended February 29, 2016, a corporation controlled by the Chairman of the Board of Directors rendered consulting services, consisting of additional time serving as Chairman of the Board during an interim period of time, amounted to $30,000 (2015 - $50,000). As at February 29, 2016, the balance due to this corporation amounts to nil (2015 - $50,000).
During the year ended February 29, 2016, a corporation controlled by a member of the Board of Directors rendered consulting services amounting to $27,455 (2015 - nil). As at February 29, 2016, the balance due to this corporation amounts to nil. The Corporation granted 75,000 DSUs during the year ended February 29, 2016 in compensation for consulting services rendered by a member of the Board of Directors (see note 20 (b)). Stock-based compensation recognized under this plan amounted to $129,000 for the year ended February 29, 2016.
Key management personnel compensation:
The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 3% of the voting shares of the Corporation.
Key management personnel compensation includes the following for the years ended:

	2016	2015

Short-term benefits	$1,601,274	$2,545,349
Severance	393,000	614,902
Share-based compensation costs	986,779	3,270,316
	$2,981,053	$6,430,567

31. Subsequent event:
On April 20, 2016, the Corporation announced that it signed a term loan of approximately $4 million (2.10 million GBP) with Bank and Clients PLC ("B&C") based in the United Kingdom. The 4-year second rank secured term loan bears interest at a rate of 12% per annum and includes a 15-month moratorium on principal repayment following which, the loan will be payable on a monthly basis over a 33-month period. Proceeds from the loan are expected to be used for working capital requirements such as receivables and inventory and to support further growth.